

February 23, 2023

Janesh Moorjani
Chief Financial Officer
Elastic N.V.
800 West El Camino Real, Suite 350
Mount View, CA 94040

> **Re:  Elastic N.V.**
> **Form 10-K for the Fiscal Year ended April 30, 2022**
> **Filed June 21, 2022**
> **File No. 001-38675**

Dear Janesh Moorjani:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended April 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Revenue Recognition, page 66

1. We note the second risk factor disclosure on page 35 explaining that you are dependent upon lead generation strategies, including offering free use of some of your product features and free trials of some of your paid features.

   You also have disclosures under Our Growth Strategies on page 6, indicating that you plan to expand your customer base by acquiring new customers, and that one of the easiest ways to acquire customers is by offering free trials; also under Key Factors Affecting Our Performance on page 55, stating that your financial performance depends on growing your paid customer base by converting free users of your software into paid subscribers.

Please expand your disclosure on page 66 to describe the accounting policy applied in determining when free product features or trials would be sales incentives and when free product features or trials would be part of a contract with a customer, if the customer becomes a paid subscriber before the free service or free trial period ends.

Also discuss any assumptions and uncertainties involved in the application of that policy consistent with the guidance in Section V of SEC Release No. 33-8350.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Yong Kim, Staff Accountant, at 202-551-3323 or Gus Rodriguez, Staff Accountant, at 202-551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation